SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2010. the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0012
ADR (*)	Preferred			306,746		0.1134	0.0497
Shares	Common			107,494		0.0310	0.0174
Shares	Preferred			596,075		0.2204	0.0966
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	16	5,452	46.6667	253,336.27
			Total Buy		5,452		253,336.27
Shares	Preferred	Direct with the Company	Buy	16	1,286	173.97	223,725.42
Shares	Preferred	Direct with the Company	Buy	16	1,428	156.57	223,581.96
Shares	Preferred	Direct with the Company	Buy	16	2,467	173.97	429,183.99
Shares	Preferred	Direct with the Company	Buy	16	2,741	156.57	429,158.37
Shares	Preferred	Direct with the Company	Buy	16	27,260	46.6667	1,266,681.33
Shares	Preferred	Direct with the Company	Buy	16	1,031	173.97	179,363.07
Shares	Preferred	Direct with the Company	Buy	16	1,145	156.57	179,272.65
Shares	Preferred	Direct with the Company	Buy	16	898	173.97	156,225.06
Shares	Preferred	Direct with the Company	Buy	16	998	156.57	156,256.86
Shares	Preferred	Direct with the Company	Buy	16	2,056	173.97	357,682.32
Shares	Preferred	Direct with the Company	Buy	16	2,284	156.57	357,605.88
Shares	Preferred	Direct with the Company	Buy	16	930	173.97	161,792.10
Shares	Preferred	Direct with the Company	Buy	16	1,033	156.57	161,736.81
Shares	Preferred	Direct with the Company	Buy	16	2,787	173.97	484,854.39
Shares	Preferred	Direct with the Company	Buy	16	3,096	156.57	484,740.72
Shares	Preferred	Direct with the Company	Buy	16	1,115	173.97	193,976.55
Shares	Preferred	Direct with the Company	Buy	16	1,239	156.57	193,990.23
Shares	Preferred	Direct with the Company	Buy	16	1,169	173.97	203,370.93

Shares	Preferred	Direct with the Company	Buy	16	1,298	156.57	203,227.86
			Total Buy		56,261		6,046,426.50

Shares	Common	Itaú Corretora	Sell	09	1,600	142.10	227,360.00
			Total Sell		1,600		227,360.00
Shares	Preferred	Itaú Corretora	Sell	07	600	164.08	98,448.00
Shares	Preferred	Itaú Corretora	Sell	07	2,800	164.10	459,480.00
Shares	Preferred	Itaú Corretora	Sell	07	100	164.11	16,411.00
Shares	Preferred	Itaú Corretora	Sell	07	100	164.12	16,412.00
Shares	Preferred	Itaú Corretora	Sell	07	20	164.15	3,283.00
Shares	Preferred	Itaú Corretora	Sell	07	300	164.17	49,251.00
Shares	Preferred	Itaú Corretora	Sell	07	200	164.20	32,840.00
Shares	Preferred	Itaú Corretora	Sell	07	100	164.25	16,425.00
Shares	Preferred	Itaú Corretora	Sell	09	3,100	166.62	516,522.00
Shares	Preferred	Itaú Corretora	Sell	09	5,800	166.65	966,570.00
Shares	Preferred	Itaú Corretora	Sell	15	15	171.44	2,571.60
Shares	Preferred	Itaú Corretora	Sell	15	100	171.39	17,139.00
Shares	Preferred	Itaú Corretora	Sell	15	5,800	173.00	1,003,400.00
Shares	Preferred	Itaú Corretora	Sell	19	200	169.00	33,800.00
			Total Sell		19,235		3,232,552.60
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0011
ADR (*)	Preferred			306,746		0.1131	0.0495
Shares	Common			111,346		0.0320	0.0180
Shares	Preferred			633,101		0.2335	0.1022

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			315,635,664		91.0677	51.1575
Shares	Preferred			125,978,694		46.5909	20.4183
ADR (*)	Preferred			0		0.0000	0.0000
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According to minute	Subscription	28	1,426,020	149.4675	213,143,644.35
Shares	Common	According to minute	Subscription	28	189,946	149.4675	28,390,753.76
			Total Buy		1,615,966	241,534,398.11
Shares	Preferred	Direct with the Company	Buy	16	5,379	173.97	935,784.63
Shares	Preferred	Direct with the Company	Buy	16	5,976	156.57	935,662.32
Shares	Preferred	According to minute	Subscription	28	122,621	173.2993	21,250,127.33
Shares	Preferred	According to minute	Subscription	28	645,959	173.2993	111,944,210.23
			Total Buy		779,935	135,065,784.51
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			317,251,630		91.1091	51.2215
Shares	Preferred			126,758,629		46.7465	20.4657
ADR (*)	Preferred			0		0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April  2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer